EXHIBIT 99.45

News Release, regarding initiation of two new Phase II clinical trials for AMD3100, announced December 1, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED EVALUATES NEW STEM CELL TRANSPLANTATION DRUG
CANDIDATE AS SINGLE AGENT IN MULTIPLE MYELOMA PATIENTS AND
 AS COMBINATION REGIMEN IN PATIENTS WITH HODGKIN'S DISEASE

For Immediate Release:

December 1, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today the initiation of two new Phase II clinical trials for AMD3100, a potential new agent in stem cell transplantation for cancer patients. The first study will evaluate AMD3100, as a single mobilizing agent, in multiple myeloma (MM) patients undergoing a stem cell transplant. The second study will evaluate AMD3100, in combination with the standard mobilization regimen, in patients with Hodgkin's disease (HD) undergoing a stem cell transplant.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkin's lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation. Clinical data to date in cancer patients show AMD3100 can increase the number of stem cells available for transplantation when used in combination with standard stem cell mobilization regimens.

These new pilot studies are part of the Company's plan to determine the potential applications of AMD3100 in different mobilizing regimens, and also explore opportunities to use AMD3100 in other patient populations that receive stem cell transplantation to treat their disease.  The study in MM patients will determine if a mobilization regimen of AMD3100 alone can result in a total stem cell yield of greater than or equal to 4 million CD34+ cells/kg of patient body weight in up to four consecutive days of collection. The study will be conducted at up to four centers in the United States and will enroll up to 20 MM patients.  The study in HD patients will determine the number of HD patients who collect greater than or equal to 5 million CD34+ cells/kg of patient body weight, and determine the number of collections required to reach that target. The study will be conducted at one center in the United States and will enroll up to 16 HD patients.  Data from these studies will be reported at appropriate conferences in 2005.

AMD3100 is a novel stem cell mobilizer, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood.  AnorMED's clinical program on AMD3100 is being conducted at multiple transplant centers in the United States, Canada and Europe. Data from over 250 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.  New clinical data from ongoing Phase II studies will be presented at the upcoming American Society of Hematology conference on December 4-7, 2004 in San Diego, CA.

Over the course of 2004, AnorMED held its end of Phase II meeting with the U.S. Food and Drug Administration (FDA) and filed the Phase III protocols for AMD3100 for Special Protocol Assessment by the FDA.  Upon completion of the SPA the Company plans to initiate a Phase III program for AMD3100.

-more-

AMD3100 Alone/HD  2004-12-01

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004

For further information:

Ms. Elisabeth Whiting, MSc

VP, Corporate Development & Communications

Tel. (604) 532-4667

e-mail : ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor such as G-CSF (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using G-CSF. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.